January 13, 2015

Mr. Robert S. Littlepage, Jr.

Accountant Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C.

Re:	CareView Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013 filed March 28, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
File No. 000-54090

Dear Mr. Littlepage:

CareView Communications, Inc. ("CareView" or the "Company") is providing this letter to you in response to your comment letter dated January 8, 2015 related to our Form 10-Q for quarter ended September 30, 2014. Your comment is listed herein with our response immediately following.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 2 – Liquidity and Management's Plan, page 10

1.	We note your response to comment 1. With regard to ASC 470-10-45-1, it appears that a convenant [sic] violation would have occurred absent a loan modification. Although the waiver became effective before you feel below the minimum balance requirement, it appears the waiver was granted in contemplation of a possible future covenant violation. As such, please tell us whether you believe it is probable that you will cure the default before the expiration of your waiver, on April 1, 2015.

In response to the Staff's comment, the Company believes it is probable that it will cure the default before the expiration of the waiver on April 1, 2015. The Company believes that with existing cash, revenue from operations, and the $6 million funding that is expected to close on or before January 28, 2015, CareView will be above the default level on April 1, 2015.

Regarding our comments herein, we acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

CAREVIEW COMMUNICATIONS, INC.

/s/ Steven Johnson

Steven Johnson

Chief Executive Officer

CareView Communications Inc. 405 State Highway 121 Bypass, Suite B-240, Lewisville, TX 75067 Phone: (972)943-6050 Fax: (972)403-7659

www.care-view.com